Exhibit 99.1

July 03, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Change in Holdings in Atrium European Real Estate Limited

Gazit-Globe Ltd. is pleased to report a change in its holdings in its partially-consolidated subsidiary Atrium European Real Estate Limited1 (“ATR”) as detailed below:

The Company purchased 500,000 ATR common shares in the open market on July 02, 2012.

As of the date of this report, and following the aforementioned purchase along with additional purchases made in recent months, the Company now holds (through wholly-owned subsidiaries) 128,208,715 common shares of ATR, comprising approximately 34.37% of ATR’s issued and outstanding common shares and voting rights (33.89% on a fully-diluted basis).

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A public company traded on the Vienna Stock Exchange and the Amsterdam Euronext.